Exhibit 99.1

ZS Crossover II L.P.
1133 Avenue of the Americas
New York, New York  10036

Ned L. Sherwood	(212) 398-6200
Fax (212) 398-1808

May 29, 2008

Mr. Gary Martin and
Board of Directors of Capital Southwest Corporation
12900 Preston Road, Suite 700
Dallas, Texas 75230

Dear Mr. Martin and the Board of Directors:

We are disappointed that the Capital Southwest Corporation (“CSWC”, or “the Company”) Board of Directors (“the Board”) and management team chose to fight to exclude our non-binding proposal from the Company’s proxy statement.  We were surprised that a company that ostensibly prides itself on supporting shareholder rights would continually attempt to silence the voice of its largest independent shareholder.  However, given CSWC’s poor investment record over the past 10 years and what appears to be its more than 40-year record of inaccurately recording its net asset value, we can understand why the Company would spend shareholder dollars in an attempt to avoid a shareholder vote on a non-binding proposal.  Your efforts to block our shareholder proposal only serve to reinforce our belief that you are keenly aware that many other independent shareholders share our views.  We remind the members of the Board that the shareholders are the true owners of the Company, and that the Board has a fiduciary duty to act in their best interests.

As CSWC’s largest independent shareholder, our interests are aligned with all shareholders.  Thanks largely to our efforts, the Company has recently taken the following steps benefiting all shareholders that have resulted in the correction of previously incorrect accounting treatments, a material increase in reported net asset value, and the elimination of obfuscations of net asset value:

Mr. Gary Martin and Board of Directors
May 29, 2008

•
On November 20, 2007, CSWC announced that it would restate past SEC filings to adjust for the elimination of the Company’s deferred tax liability.  According to the Company’s press release, CSWC “determined its long-standing policy of recording deferred taxes on unrealized appreciation of investments was not in conformity with AICPA Audit and Accounting Guide for Investment Company standards.”  This action resulted in an approximate $170 million, or $43.66 per share, increase in reported net asset value for the period ended September 30, 2007.  We had previously requested that the Company take these very steps to correct this accounting policy in a letter to the Company in August 2007.

•
As of March 31, 2008, CSWC reported that it had obtained some form of third party assurances – though not, in our opinion, true third party appraisals – on the valuations of its four major private companies.  Interestingly, we note that CSWC increased the value of these companies by 27.5% between December 31, 2007 and March 31, 2008 in order to obtain these third party assurances.  In other words, the aggregate value of these companies was increased by $62.7 million, or $16.12 per share, in a three-month period.  Included in these revisions is the value of Lifemark Group, which was adjusted upward by an astounding 61.4% in the quarter!  Thus, it seems clear that CSWC did not make it a priority to accurately value these Company assets until our letters were published and CSWC felt compelled to do so.

•
As of March 31, 2008, CSWC also reduced the valuation discounts on its four largest public company holdings (ALG, HLYS, PHHM and WIRE) to an approximate 25% discount from their aggregate public market value.  While this 25% discount is somewhat less than the 35% discount applied as of December 31, 2007, we question the methodology utilized in this valuation process.  We do not believe that these four public holdings were valued in accordance with FAS 157 (which does not become mandatory until April 1, 2008, one day after the end of CSWC’s 2008 fiscal year).  We had requested that the Company reevaluate the discounts that are applied to these companies in our previous letters and we welcome the reduced discounts; however, we believe that once CSWC fully adopts FAS 157, these discounts will have to be reduced substantially more in order for CSWC to be compliant with accounting regulations.

Mr. Gary Martin and Board of Directors
May 29, 2008

While we endorse these actions as positive steps, we note that the Company acted only after we privately and publicly suggested that taking such actions would be in the best interest of shareholders.  Additionally, these actions have done little to date to reduce the substantial discount to net asset value per share at which CSWC’s stock trades.  Recently, the stock of CSWC has traded at approximately $119 per share while the Company’s net asset value per share (adjusted for market prices as of May 28, 2008 of its public holdings and excluding discounts for non-registration) is approximately $175 per share, implying a market price discount to net asset value of 32%.  The Board and management must realize that while this substantial discount exists, their work is not done, and that further decisive action needs to be taken to ensure shareholder value is maximized.

The fact is the market currently values the Company’s assets at 68 cents on the dollar.  We believe that this discount is directly attributable to the poor investment performance of CSWC over the past 10 years.  We have asked CSWC management why it insists on retaining the large blocks of the four major public companies rather than registering and distributing them, as these securities would likely be valued much closer to dollar-for-dollar in the open market if distributed.  Management has responded with feeble answers, saying that they, rather than individual shareholders, are better stewards of these major holdings.  We note, however, that since March 31, 1998 the return CSWC has achieved on its public holdings has been a cumulative loss of 54.3%, or a compound annual rate of return of negative 7.4%.  Although HLYS has been a large component of this loss since its IPO, even excluding HLYS entirely would imply a cumulative loss of 28.4%, or a compound annual rate of return of negative 3.2%.

Based on these results, we seriously doubt that the Company is a better steward of this capital than its shareholders would be.  As evidenced by the discount at which the stock trades relative to net asset value, the market seems to agree with us.  We believe that to prevent further erosion of shareholder value, CSWC should register and distribute the shares of these four public holdings before year-end on a pro-rata basis to shareholders.  In addition to protecting shareholder value, such a distribution would result in shareholders being able to take advantage of the current federal capital gains tax rate of 15% and not be at risk for the increase in this tax rate to 20% or greater that may be instituted with a new administration in the White House next year.

Mr. Gary Martin and Board of Directors
May 29, 2008

We believe the time for decisive action by the Board and management is long overdue and that other significant independent shareholders agree with us.  Furthermore, as stewards of a Business Development Company, it is the Board’s and management’s responsibility to accurately present CSWC’s net asset value on a quarterly and annual basis in order to maximize shareholder value.  We wonder why management and the Board did not take steps to more accurately account for the true market value of the Company’s holdings until we publicly called for the changing of certain policies.  Moreover, management and the Board must move more swiftly to enact the further changes necessary to maximize shareholder value.  Until the Board and management can assure shareholders that the Company’s assets are accurately accounted for, shareholders of CSWC will have ample reason to be displeased with the conduct of the Board and management.

We plan to closely monitor CSWC’s actions over the coming weeks for evidence that the Company is taking tangible steps to address our serious concerns.  We suggest the following:

1.
The sale of CSWC’s approximately $54 million of unrestricted public securities (all except for ALG, HLYS, PHHM and WIRE) and subsequent distribution of proceeds to shareholders on a pro rata basis; and

2.	The registration and distribution of the four major public holdings to shareholders on a pro rata basis.

We estimate these two steps would result in a distribution to shareholders of approximately $82 per share in cash and securities at current market prices, though the exact amount may vary.  After this distribution, CSWC would still have approximately $8 per share in cash, more than $85 per share of value in its privately held securities portfolio and no debt.  Based on the Company’s past five-year history of new investments, we believe that following this distribution CSWC would still have ample cash and debt capacity to consummate new private company purchases.  We also believe that following this distribution CSWC’s stock price would trade much closer to the Company’s remaining net asset value of approximately $93 per share.  Thus, by our calculations, shareholders could own a stock likely valued at close to $93 per share while also having $82 per share in cash and securities in their direct control, which is a total value of approximately $175 per share, a nearly 50% premium to the recent CSWC stock price of $119.

Mr. Gary Martin and Board of Directors
May 29, 2008

Clearly, we are displeased with the Board’s cavalier attitude towards valuation of the Company’s assets and its refusal to distribute significant cash and marketable securities to the shareholders. We intend to send this message to the Board and management by withholding our votes for CSWC’s slate of directors at this year’s annual meeting if there are no tangible actions taken by that time.  We believe withholding our votes will send a message that independent shareholders are not satisfied with the status quo, and that we demand the Board and management work to ensure that shareholder value is maximized.

Investing “patient capital” does not equate to operating the Company with lax and inattentive Board supervision and management.  After more than ten years of poor investment performance and minimal distributions to shareholders, we believe the current Board and management no longer deserve the benefit of the doubt.  We hope all shareholders will call, email or write to the Company to voice support for the approximate $82 per share distribution and that the Board and management will take the necessary actions to maximize shareholder value.

Sincerely,

/s/ Ned L. Sherwood
Ned L. Sherwood